Pricing Supplement No Euro D 198     Dated January 16, 1997   Rule 424(b)(3)
(To Prospectus dated April 5, 1996 and                  File No. 333-01807
Prospectus Supplement dated April 5, 1996)
                                This Pricing Supplement consists of 3 page(s)
SALOMON INC
Medium-Term Notes, Series D
(Bearer Notes)
Due More Than Nine Months from Date of Issue
Principal Amount or Face Amount:  ITL 15,000,000,000 (Italian Lire)
Issue Price:     100.0000000000%
Proceeds to Company on original issuance:  ITL 15,000,000,000
Commission or Discount on original issuance:  USD 46,600
Salomon Brothers International Limited's capacity on original issuance:
       |X|  As agent      | |  As principal
    If as principal
       | |  The Bearer Notes are being offered at varying prices related to prevailing market prices at the time of resale.
       | |  The Bearer Notes are being offered at a fixed initial public offering price of  % of Principal Amount or Face Amount.
Original Issue Date:  January 17, 1997
Stated Maturity:  January 17, 2007
Specified Currency:  ITL (ITALIAN LIRE)
    (If other than U.S. Dollars)
Authorized Denominations:  ITL 100,000,000
    (If other than as set forth in the Prospectus Supplement)
Interest Payment Dates:  Annually on January 17th, First Coupon Pays
                         on Jan. 17, 1998 (SEE ATTACHED)
    Accrue to Pay:  | | Yes  |X| No
Indexed Principal Note:   | |  Yes (See Attached)   |X|  No
Type of Interest on Note: | | Fixed Rate   |X| Floating Rate   | | Indexed Rate
                                                                  (See Attached)
Interest Rate (Fixed Rate Notes):
Initial Interest Rate (Floating Rate Notes):  SEE ATTACHED
Base Rate: | | CD Rate | | Commercial Paper Rate  | | Federal Funds Rate
           | | LIBOR Telerate   | | LIBOR Reuters | | Treasury Rate
           | | Treasury Rate Constant Maturity    |X| Other (See Attached)
Calculation Agent (If other than Citibank):   | | Salomon Brothers
                                              |X| Other  (See Attached)
Computation of Interest:  |X| 30 over 360       | | Actual over Actual
                          | | Actual over 360   | | Other (See Attached)
    (If other than as set forth in the Prospectus Supplement)
Interest Reset Dates:  SEE ATTACHED
Rate Determination Dates: SEE ATTACHED
    (If other than as set forth in the Prospectus Supplement)
Index Maturity:  10 YEARS
Spread (+/-):  -30 BPS
Spread Multiplier:  N/A
Change in Spread, Spread Multiplier or Fixed Interest Rate prior to
    Stated Maturity:   | | Yes (See Attached)  |X| No
Maximum Interest Rate:  10.0% (SEE ATTACHED)
Minimum Interest Rate:  N/A
Amortizing Note:   | |  Yes  (See Attached)   |X|  No
Optional Redemption:   | |  Yes   |X|  No
   Optional Redemption Dates:
   Redemption Prices:
   Redemption: | | In whole only and not in part | | May be in whole or in part
Optional Repayment:       | |  Yes     |X|  No
        Optional Repayment Dates:
        Optional Repayment Prices:
Discount Note:   | |  Yes   |X|  No
        Total Amount of OID:
        Bond Yield to Call:
        Bond Yield to Maturity:
Listed on Luxembourg Stock Exchange:  |X| Yes     | | No
Common Code:  7214553
ISIN:  XS0072145534

Pricing Supplement No. Euro D198 dated January 16, 1997
(to Prospectus Supplement dated April 5, 1996
to Prospectus dated April 5, 1996)


DESCRIPTION OF THE NOTES
General
The description in this Pricing Supplement of the particular terms of the Bearer Notes offered hereby (the "Notes") supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the Bearer Notes set forth in the accompanying Prospectus and Prospectus Supplement, to which descriptions reference is hereby made. The Notes offered hereby are Indexed Rate Notes, as described under "Description of Bearer Notes" in the accompanying Prospectus Supplement, to which description reference is hereby made.

Interest

The Notes will bear interest from January 17, 1997 payable annually in arrears on the 17th day of January (each an "Interest Payment Date"), commencing Janaury 17, 1998. If an Interest Payment Date with respect to a Note would otherwise be a day that is not a Business Day, such Interest Payment Date shall be postponed to the next succeeding Business Day, provided, however, that if such Business Day is in the next succeeding calendar month, such Interest Payment Date shall be the immediately preceding Business Day. Payments will be made in accordance with the procedures described under "Payments and Paying Agents" in the accompanying Prospectus Supplement.

The "Initial Interest Period" for each Note will be the period from and including January 17, 1997 to but excluding January 17, 1998. The "Interest Period" with respect to each Note is the Initial Interest Period and each successive period from and including an Interest Reset Date to but excluding the next succeeding Interest Reset Date. The Interest Reset
Date for the Notes will be the 17th day of January of each year, commencing January 17, 1997. If an Interest Reset Date for any Note would otherwise be a day that is not a Business Day, such Interest Reset
Date shall be postponed to the next succeeding Business Day, provided, however, that if such Business Day is in the next succeeding calendar month, such Interest Payment Date shall be the immediately preceding
Business Day. The rate of interest that goes into effect on any Interest Reset Date shall be determined on a date (the "Rate Determination Date") preceding such Interest Reset Date, as further described below.
The interest rate for the Notes for each Interest Period will be a floating rate per annum equal to 10 Year ITL CMS (determined as described below) (the "Base Rate") minus .30% (the "Spread"), provided, however, that in no event shall the interest rate for any Interest Period exceed 10.00% per annum (the "Maximum Interest Rate").
10 Year ITL CMS for each Interest Period will be determined by the Calculation Agent as follows:

On the second Business Day prior to the Interest Reset Date for such Interest Period (an "10 Year ITL CMS Determination Date") the Calculation Agent will request the principal London offices of major banks in the London interbank market selected by such Calculation Agent to provide such Calculation Agent with their offered quotations for the ten year Constant Maturity mid-market Italian Lire Swap Rate to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such 10 Year ITL CMS Determination Date. The Calculation Agent shall then take the first five such quotations received and discard the highest and lowest of such quotations, and "10 Year ITL CMS" for such Interest Period will be the arithmetic mean of the remaining three quotations. If fewer than five banks selected as aforesaid by such Calculation Agent are quoting rates as mentioned in the first sentence of this paragraph, "10 Year ITL CMS" for such Interest Reset Period will be the same as for the immediately preceding Interest Reset Period.

Additional Information

The Calculation Agent for the Notes shall be Salomon Brothers International Limited, a wholly-owned subsidiary of the Company. The determination of 10 Year ITL CMS by the Calculation Agent shall, in the absence of manifest error, be conclusive and binding for all purposes.
The Company and/or one or more of its affiliates may enter into a swap agreement with certain counterparties in connection with its or their sale of the Notes and may earn additional income as a result of payments pursuant to such swap or related hedge transactions.


DESCRIPTION OF ITALIAN LIRE

The Specified Currency of the Notes is Italian lire ("ITL") The lira is the national currency of Italy. Italian bank notes are issued by The Bank of Italy, which is Italy's central bank and the sole bank of issue. On January 15, 1997, the noon buying rate for cable transfers in New York City payable in lire, as reported by the Federal Reserve Bank of New
York, was ITL 1,547.750 = $1.00.

The exchange rate between the lira and the U.S. dollar is, at any moment, a result of the supply of and the demand for the two currencies, and changes in such exchange rate result over time from the interaction of many factors directly or indirectly affecting economic conditions in Italy and in the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments (both on capital and current account) and the extent of governmental surpluses or deficits in Italy and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Italy, the United States and other countries prominent in international trade and finance. In recent years, rates of exchange between the U.S. dollar and the Italian lira have been highly volatile.